ACORDA THERAPEUTICS, INC.
420 SAW MILL RIVER ROAD
ARDSLEY, N.Y. 10502

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
           Office of Healthcare and Insurance

Re:	Acorda Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016
Form 8-K, Item 2.02
Furnished April 28, 2016
File No. 000-50513
Dear Ladies and Gentlemen:
This letter sets forth the response of Acorda Therapeutics, Inc. ("Acorda", "we" or the "Company") to the Staff's letter dated October 5, 2016 with respect to the above captioned filings.  For the Staff's convenience, we have repeated the Staff's comment below before our response.
Form 8-K Furnished April 28, 2016
Exhibit 99.1

1. We acknowledge your response to our prior comment 3. In your earnings release you indicate that you believe your presentation of non-GAAP net income provides investors with a more meaningful understanding of your ongoing and projected operating performance. When a measure is a performance measure, Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 requires inclusion of both current and deferred income tax expense. Since you believe it is important to investors to understand the cash taxes you actually pay, we would not object to separate disclosure of such amounts. Please revise your future press releases accordingly.

We have reviewed the Staff's comment above regarding exhibit 99.1.  We acknowledge and have reviewed the Staff's updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular 102.11.  In addition, Rolf Sundwall and I have further discussed this issue during our call on October 11, 2016.  As we discussed, in future filings, we are going to revise our non-GAAP presentation in exhibit 99.1 to remove the "non-cash tax" adjustments line and to tax effect the non-GAAP adjustments.  We will also provide additional footnote disclosure to describe the cash taxes paid for the respective periods presented.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings.  We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would very much appreciate the Staff's prompt review of this response letter.  Should you have any follow-up questions, please call me at 914-326-5119.

                                                                                Sincerely,

                                                                                /s/ David Lawrence
David Lawrence
Chief, Business Operations and
Principal Accounting Officer